03007728

Morgan

The Morgan Crucible Company plc

21st March 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED MAR 24 2003 WASH. D.C. 181 SECTION

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Tracey Bigmore
Manager, Company Secretariat

Enclosure

dw 4/21

RNS The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company Morgan Crucible Co PLC
TIDM MGCR
Headline Holding(s) in Company
Released 14:45 20 Mar 2003
Number 0111J

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Schroder Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Chase Nominees Limited A/C 03886 726,000 shares; Chase Nominees Limited 898,034 shares; Chase Manhattan Bank 185,275 shares; Nutraco Nominees Ltd A/C GWPPMPS 245,110 shares; HSBC Global Custody Nominee (UK) Ltd 301,415 shares; State Street Nominees Limited A/C 5H57 942,400 shares; Morgan Nominees Ltd A/C CCC 249,926 shares; Morgan Nominees Ltd 1,364,292 shares; Bank of New York 769,000 shares; BT Globenet Nominees Ltd A/C 6B 1,188,277 shares; Nortrust Nominees Limited 6,893,597 shares;Imperial Pensions Nominees Ltd 1,500,000 shares; Schroder Nominees Limited 9,729,682 shares; Chase Nominees Limited 3,225,418 shares.

5) Number of shares/amount of stock acquired:
N/A

6) Percentage of issued class:
N/A

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 20/3/03 received 20/3/03

12) Total holding following this notification:
28,218,426 shares

13) Total percentage holding of issued class following this notification:
12.163%

14) Any additional information:
Not known

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
20th March 2003

END

Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

21st March 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

RNS | The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company Morgan Crucible Co PLC
TIDM MGCR
Headline Disposal
Released 07:00 21 Mar 2003
Number 0267J

The Morgan Crucible Company plc

Sale of Certain Soft Coatings Processing Facilities to Curtiss Wright

The Morgan Crucible Company plc has reached agreement to dispose of the business and assets of six of its Engineered Soft Coatings facilities, owned by Morgan Chemical Products Inc, in the United States to Metal Improvement Company, Inc, a subsidiary of Curtiss-Wright Corporation. The sale is made on a debt and cash free basis, for a total consideration of US$21.0 million, (£13.5 million) of which US$16.7 million (£10.7 million) will be paid in cash at closing with the balance from receivables.

The Coatings facilities being sold comprise net assets of approximately US$10.3 million (£6.6 million) and in the year ended 4 January 2003 generated operating profit of US$ 3.3 million (£2.1 million). They apply specialist engineered coatings to products for a variety of industries.

The proceeds from the disposal will be used by Morgan to reduce Group net debt, which was £251.6 million at 4 January 2003.

Warren Knowlton, Morgan's Chief Executive, commented:

"Following the successful refinancing of Morgan announced recently, our immediate focus remains on cash management and the programme of cost reduction that is already well advanced. This disposal is the first step in our programme of non-core business disposals, aimed at reducing group debt, announced last year"

Enquiries: Nigel Young, Morgan Crucible
Tel: 01753 837000

Harry Chathli, Brunswick
Tel: 020 7404 5959

END